

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Yizhen Zhao
Chief Executive Officer
Ark7 Properties Plus LLC
535 Mission St., 14th Floor
San Francisco, CA 94105

> **Re: Ark7 Properties Plus LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed December 12, 2022**
> **File No. 024-11869**

Dear Yizhen Zhao:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melanie Singh at 202-551-4074 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew Stephenson, Esq.